Exhibit 99.1

FOR IMMEDIATE RELEASE
AutoChina International Reports Financial Results for the
Fourth Quarter and Year Ended December 31, 2009

Q4 2009 Financial Highlights
•	Total revenues from continuing operations of $150.1 million, up from $1.8 million in the prior year period
•	Net income from continuing operations of $8.3 million, or $0.62 per diluted share, up from a net loss of $0.4 million, or $0.05 per diluted share in the prior year period
•
Net income including discontinued operations ($15.5 million as a result of the sale of the Company’s consumer automobile business in December 2009) increased to $23.8 million, or $1.77 per diluted share

•	Adjusted EBITDA from continuing operations of $13.2 million, an increase of 161% year-over-year

2009 Financial Highlights
•	Total revenues from continuing operations increased to $325.5 million from $36.3 million
•
Net income from continuing operations was $15.2 million, or $1.31 per diluted share, compared to $1.2 million, or $0.15 per diluted share in the prior year; net income including discontinued operations was $36.3 million, or $3.12 per diluted share

•	Adjusted EBITDA from continuing operations of $34.1 million, an increase of 90% year-over-year

Operational Highlights
•	Total number of commercial vehicle sales and leasing branches increased from 103 at December 31, 2008 to 157 at December 31, 2009 and 178 at February 28, 2010
•	3,275 vehicles were financed in the fourth quarter of 2009, compared to 41 in the prior year period and 2,531 vehicles in the third quarter of 2009
•	Company sold automotive dealership business for approximately $68.8 million in December 2009
•	Company redeemed 4.1 million warrants in January 2010, resulting in total proceeds of approximately $20.4 million

Update for 2010
•	Company expects to lease approximately 12,000 vehicles in 2010 and operate at least 275 stores by the end of 2010.
•
Company believes revenue from its commercial vehicle sales and leasing business will be between $550 million and $600 million and net income between $42 million and $47 million for the year ending December 31, 2010.

Shijiazhuang, Hebei Province, China – March 22, 2010 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest one-stop commercial vehicle sales, leasing, and support network, today reported financial results for its fourth quarter and year ended December 31, 2009.

Operational Review
AutoChina leased 7,564 commercial vehicles in 2009, including 3,275 in the fourth quarter of 2009.  The Company achieved quarter–over–quarter increases throughout the year, with the fourth quarter representing a 29% sequential increase from the third quarter of 2009.  Through February 28, 2010, the Company has leased 9,848 vehicles since it launched the business in March 2008.

AutoChina leased its commercial vehicles through a network of 157 branches located throughout mainland China at the end of 2009, with a current total of 178 branches as of February 28, 2010.

AutoChina International Ltd.	Page 2
March 22, 2010

2009 Fourth Quarter Financial Review

The Company reported revenues from continuing operations for the 2009 fourth quarter of $150.1 million, compared to $1.8 million in the fourth quarter of 2008.  The Company reported $140.5 million in sales of its commercial vehicles, and $9.6 million related to finance and insurance.

Gross margin decreased to 10.9% for the three months ended December 31, 2009, from 56.4% for the prior fiscal year period, but increased from 7.4% in the third quarter of 2009.  The Company expects continued improvement in margin due to the increased contribution to revenues from the finance, insurance and ancillary services in the commercial vehicle sales and leasing business.

Net income from continuing operations for the fourth quarter of 2009 increased to $8.3 million, or $0.62 per diluted share based on 13.4 million weighted average diluted shares outstanding, compared to a net loss of $0.4 million, or $0.05 per diluted share based on 7.7 million weighted average diluted shares outstanding in the fourth quarter of 2008.  Net income for the fourth quarter of 2009 was $23.8 million, or $1.77 per diluted share, compared to net income of $1.9 million, or $0.25 per diluted share, in the prior year period.  Net income for the fourth quarter included income from the sale of the Company’s former consumer automotive dealership business, which is now classified as a discontinued operation, of $15.5 million for the three month period ended December 31, 2009, and $2.3 million for the three month period ended December 31, 2008.

Adjusted EBITDA from continuing operations for the quarter ended December 31, 2009 increased to $13.2 million, from $5.0 million in the prior year quarter.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Year Ended December 31, 2009 Financial Review

For the year ended December 31, 2009, revenues from continuing operations increased $289.2 million to $325.5 million, from $36.3 million in the prior year.  The Company reported $308.8 million in sales of its commercial vehicles, and $16.7 million related to finance and insurance.  Gross margin was 10.1% for 2009, compared to 11.9% in the prior year.  As noted above, the Company expects continued improvement in margin due to the increased contribution to revenues from its financing income and ancillary product offerings.

Net income from continuing operations for the year ended December 31, 2009 was $15.2 million, or $1.31 per diluted share, based on 11.6 million weighted average diluted shares outstanding, compared to $1.2 million, or $0.15 per diluted share based on 7.7 million weighted average diluted shares outstanding in the prior year.  Net income for 2009 was $36.3 million, or $3.12 per diluted share, compared to net income of $8.0 million, or $1.04 per diluted share, in the prior year.  Net income for the year included income from the sale of the Company’s former consumer automotive dealership business, which is now classified as a discontinued operation, of $21.1 million for the year ended December 31, 2009, and $6.9 million for the year ended December 31, 2008.

AutoChina International Ltd.	Page 3
March 22, 2010

Adjusted EBITDA for the year ended December 31, 2009 increased to $34.1 million from $18.0 million in the prior year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Earn Out Provision, Warrant Redemption
Pursuant to the earn-out provisions of the share exchange agreement entered into in connection with the Company’s initial business combination, AutoChina will issue the original founding shareholders of the Company, Honest Best, 2,603,456 shares.  This earn-out issuance is a result of the Company achieving at least 90% EBITDA growth from 2008 to 2009. As a result of this share issuance, AutoChina will have 17,679,866 common shares outstanding.

Outlook for 2010
For 2010, the Company believes revenue from its commercial vehicle sales and leasing business will be between $550 million and $600 million and net income between $42 million and $47 million.

Selected Estimated Financial Results From Continuing Operations

(unaudited) ($ in millions)
	For the year ended December 31, 2010	For the year ended December 31, 2009	Percent Gain
Total Revenue	$550 - $600	$325.5	69.0% - 84.3%
Net Income	$42 - $47	$15.2	176.3% - 209.2%

Additional information with respect to the Company, including more detailed information with respect to the Company’s December 31, 2009 annual financial statements, will be available on Form 20-F, which the Company will file with the Securities and Exchange Commission today (March 22, 2010) and will be available without charge at www.sec.gov.

About AutoChina International Limited:
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China.  The Company owns and operates 178 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts and are indentified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from those anticipated at the time the forward-looking statements are made. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

AutoChina International Ltd.	Page 4
March 22, 2010

•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.
The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations:
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 5
March 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Revenues
Commercial vehicles	$140,468	$957	$308,800	$34,059
Finance and insurance	9,612	838	16,654	2,239
Total revenues	150,080	1,795	325,454	36,298

Cost of sales
Commercial vehicles	133,685	782	292,673	31,970

Gross profit	16,395	1,013	32,781	4,328

Operating expenses
Selling and marketing	1,409	415	2,946	965
General and administrative	2,895	1,344	6,800	2,177
Other income, net	(509)	(120)	(602)	(162)
Total operating expenses	3,795	1,639	9,144	2,980

Income (loss) from operations	12,600	(626)	23,637	1,348

Other income (expense)
Interest expense	(746)	-	(1,032)	(5)
Interest expense, related parties	(1,701)	-	(2,776)	-
Interest income	24	11	49	14
Accretion of share repurchase obligations	(4)	-	(535)	-
Acquisition-related costs	-	-	(295)	-
Other (expense) income, net	(2,427)	11	(4,589)	9

Income (loss) from continuing operations before income taxes	10,173	(615)	19,048	1,357

Income tax (provision) benefit	(1,861)	210	(3,828)	(185)
Income from continuing operations	8,312	(405)	15,220	1,172
Income from discontinued operations, net of taxes	4,118	2,338	9,695	6,871
Gain on disposal of discontinued operations, net of taxes	5,675	-	5,675	-
Realization of foreign currency translation gain relating to discontinued operations	5,717	-	5,717	-
Income from discontinued operations	15,510	2,338	21,087	6,871

Net income	$23,822	$1,933	$36,307	$8,043

AutoChina International Ltd.	Page 6
March 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Earnings per share
Basic
Continuing operations	$0.84	$(0.05)	$1.71	$0.15
Discontinued operations	1.56	0.30	2.36	0.89
	$2.40	$0.25	$4.07	$1.04
Diluted
Continuing operations	$0.62	$(0.05)	$1.31	$0.15
Discontinued operations	1.15	0.30	1.81	0.89
	$1.77	$0.25	$3.12	$1.04

Weighted average shares outstanding
Basic	9,949,887	7,745,625	8,919,403	7,745,625
Diluted	13,450,505	7,745,625	11,645,211	7,745,625

Amounts attributable to shareholders
Income (loss) from continuing operations, net of taxes	$8,312	$(405)	$15,220	$1,172
Discontinued operations, net of taxes	15,510	2,338	21,087	6,871
Net income	$23,822	$1,933	$36,307	$8,043

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March 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$36,768	$3,869
Restricted cash	12,450	-
Notes receivable	220	-
Accounts receivable, net of provision for doubtful debts of $298 and nil,
respectively	2,127	875
Inventories	118	1,233
Deposits for inventories	17,388	428
Prepaid expenses and other current assets	7,555	2,094
Current maturities of net investment in sales-type leases	123,413	14,867
Deferred income taxes	838	742
Assets of discontinued operations	-	145,988
Total current assets	200,877	170,096

Property, equipment and leasehold improvements, net	2,103	1,799
Net investment in sales-type leases, net of current maturities	93,164	8,492

Total assets	$296,144	$180,387

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loan	$8,788	$-
Trade notes payable	12,450	-
Accounts payable	3,610	96
Accounts payable, related parties	117,725	2,272
Other payables and accrued liabilities	2,968	649
Due to affiliates	38,246	5,894
Customer deposits	1,336	27
Customer deposits, related party	-	16,095
Income tax payable	2,023	195
Liabilities of discontinued operations	-	94,047
Total current liabilities	187,146	119,275

Long term debt
Deferred income taxes	1,723	474
Total liabilities	188,869	119,749

AutoChina International Ltd.	Page 8
March 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	December 31,
	2009	2008
Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares;
issued - none	-	-
Ordinary shares - $0.001 par value authorized - 50,000,000
shares; issued – 13,017,283 shares and 8,606,250 shares at
December 31, 2009 and 2008, respectively; outstanding –
11,857,658 shares and 7,745,625 shares at December 31,
2009 and 2008, respectively	13	9
Additional paid-in capital	91,660	35,912
Statutory reserves	-	741
Retained earnings	14,929	17,791
Accumulated other comprehensive income	673	6,185
Total shareholders’ equity	107,275	60,638

Total liabilities and shareholders’ equity	$296,144	$180,387

AutoChina International Ltd.	Page 9
March 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2009	2008
Cash flow from continuing operating activities:

Net income	$36,307	$8,043

Adjustments to reconcile net income attributable to shareholders to net cash used in operating activities:
Net income from discontinued operations	(9,695)	(6,858)
Gain on disposal of discontinued operations	(5,675)	-
Realization of foreign currency translation gain relating to
discontinued operation	(5,717)	-
Depreciation and amortization	674	251
Provision for bad debts	298	-
Deferred income taxes	1,153	(282)
Stock-based compensation expenses	517	-
Accretion of share repurchase obligations	535	-

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(1,550)	-
Note receivable	(220)	-
Net investment in sales-type leases	(193,218)	(23,712)
Inventories	1,115	(1,213)
Deposits for inventories	(16,960)	(421)
Prepaid expense and other current assets	(5,397)	(1,432)
Trade notes payable	12,450	-
Accounts payable	3,514	4,850
Other payable and accrued liabilities	1,622	263
Customers deposits	1,309	26
Customers deposits, related party	(16,095)	16,095
Income tax payable	1,828	192

Net cash used in continuing operating activities	(193,205)	(4,198)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(953)	(1,929)
Proceeds from the sale of property, equipment and leasehold improvements	-	7
Proceeds from sale of consumer automotive dealership business	67,308	-
Cash relinquished upon sales of discontinued operations	(19,424)
Increase in restricted cash	(12,450)	-

Net cash provided by (used in) continuing investing activities	34,481	(1,922)

AutoChina International Ltd.	Page 10
March 22, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	2009	2008
Cash flow from continuing financing activities:

Proceeds from borrowings	8,788	2,879
Repayments of borrowings	(429)	(2,884)
Proceeds from affiliates	37,173	2,272
Repayment to affiliates	(5,280)	-
Proceeds from accounts payable, related party	115,453	-
Issue of shares on exercise of warrants	10,108	-
Capital contributions	-	7,123
Cash acquired in reverse merger	1,697	-
Release of restricted cash held in escrow	4,987	-
Repurchase of warrants subsequent to closing of reverse merger	(449)	-

Net cash provided by continuing financing activities	172,048	9,390

Net cash provided by continuing operating, financing and investing activities	13,324	3,270

Cash flow of discontinued operations:

Cash (used in) provided by operating activities	(1,286)	23,251
Cash used in investing activities	(4,197)	(24,426)
Cash provided by financing activities	11,246	1,050

Net cash flow provided by (used in) discontinued operations	5,763	(125)

Effect of foreign currency translation on cash	275	1,441
Net increase in cash and cash equivalents	19,362	4,586

Cash and cash equivalents, beginning of the year	17,406	12,820
Cash and cash equivalents, end of the year	36,768	17,406

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	36,768	3,869
Included in assets of discontinued operations	-	13,537
	$36,768	$17,406
Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$3,633	-
Income taxes paid	$3,828	-

Discontinued Operations
Interest paid	$2,207	5
Income taxes paid	$3,904	254

Supplemental disclosure on non-cash continuing financing activities
Settlement of share repurchase obligations	$8,443	-

AutoChina International Ltd.	Page 11
March 22, 2010

 USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including accretion of share repurchase obligations, stock-based compensation, acquisition-related costs, gain from disposal of discontinued operations, gain from discontinued operations, realization of foreign currency translation gain relating discontinued operations and the EBITDA of the discontinued operations from January 1 to June 30, 2009.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Net income	$23,822	$1,933	$36,307	$8,043
Gain from disposal of discontinued operations	(5,675)	-	(5,675)	-
Gain from discontinued operations	(4,118)	(2,338)	(9,695)	(6,871)
Realization of foreign currency translation gain relating to discontinued operations	(5,717)	-	(5,717)	-
Interest expenses	2,447	-	3,808	5
Interest income	(24)	(11)	(49)	(14)
Income tax provision	1,861	(210)	3,828	185
Accretion of stock repurchase obligations	4	-	535	-
Stock-based compensation	405	-	517	-
Acquisition-related costs	-	-	295	-
Depreciation and amortization	145	97	674	251
EBITDA from consumer automobile segment from January to June 2009	-	-	9,310	-
Reclassified EBITDA for consumer automobile segment in 2008	-	5,563	-	16,355
Adjusted EBITDA	$13,150	$5,034	$34,138	$17,954